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EXHIBIT 2

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For Immediate Release


Monday, March 3, 1997                                   Contact:  William B. Lee
                                                                  Executive Vice
                                                                  President


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                THE RAYMOND CORPORATION HIRES FINANCIAL ADVISOR/
                         ADOPTS SHAREHOLDER RIGHTS PLAN


                  Greene, New York March 3, 1997 -- The Raymond Corporation (Nasdaq-RAYM) announced that it had retained Lehman Brothers to assist in evaluating strategic alternatives available to the Company.

                  Ross K. Colquhoun, Chairman of the Board and Chief Executive Officer of the Company said, "Lehman Brothers will add valuable insight into the marketplace as we continue to seek ways to pursue our plan to enhance shareholder value."

                  In conjunction with retaining Lehman Brothers, the Company's Board of Directors has adopted a Shareholder Rights Plan. The Rights provide protection against coercive or unfair takeover tactics, and should encourage anyone seeking to acquire the Company to negotiate with the Board first. The Rights Plan is similar to plans adopted by many public companies and should provide a sound and reasonable means of safeguarding the interests of all shareholders should an effort be made to acquire the Company at a price not reflective of its fair value.

                  In connection with the adoption of the Rights Plan, the Board declared a dividend of one Common Stock Purchase Right for each outstanding share of the Company's Common Stock. Each Right, which is not presently exercisable, entitles the holder to purchase one share of the Company's Common Stock at an exercise price of $90. In the event that any person acquires 20% or more of the outstanding shares of Company's Common Stock, each holder of a Right (other than the acquiring person or group) will be


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entitled to receive, upon payment of the exercise price, that number of shares of Common Stock having a market value equal to two times the exercise price.

                  The distribution of the Rights will be made on March 11, 1997, payable to shareholders of record at the close of business on that date. The Rights will expire on March 1, 2007. The Rights distribution is not taxable to shareholders.

                  Details of the Rights distribution are contained in a letter which is being mailed to all shareholders of the Company.

                  The Raymond Corporation is a recognized leading supplier of equipment used in the transportation, storage and selection of products in manufacturing and warehousing.